As filed with the Securities and Exchange Commission on July 2, 2015

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

Kayne Anderson Midstream/Energy Fund, Inc.

KA Fund Advisors, LLC

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR EXEMPTION FROM SECTION 19(b) OF THE

ACT AND RULE 19b-1 THEREUNDER

File No. 812-

Please direct all communications, notices and orders to:

Terry A. Hart, Chief Financial Officer and Treasurer

Kayne Anderson Midstream/Energy Fund, Inc.

811 Main Street, 14th Floor

Houston, Texas 77002

(877) 657-3863

AND

David A. Hearth, Esq.

Paul Hastings LLP

55 Second Street, 24th Floor

San Francisco, California 94105-3441

(415) 856-7000

(415) 856-7107 (fax)

Page 1 of 22 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

In the Matter of KAYNE ANDERSON MIDSTREAM/ ENERGY FUND, INC. KA FUND ADVISORS, LLC Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER File No. 812-

Kayne Anderson Midstream/Energy Fund, Inc. (the “Company”) and KA Fund Advisors, LLC (“KAFA”) (together, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act granting the Company and each other registered closed-end investment company advised or to be advised in the future by KAFA or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with KAFA (including any successor in interest1) (each such entity, including KAFA, referred to herein as the “Investment Adviser”) that in the future seeks to rely on the Order (such investment companies, together with the Company, are collectively referred to as the “Funds” and separately as a “Fund”), an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully described below (the “Application”).2

[1]	For purposes of this Application, a successor in interest is any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]	Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

I.

STATEMENT OF FACTS

A. General Description of the Company

The Company is a non-diversified, closed-end management investment company organized as a Maryland corporation. The Company is registered under the Act and has qualified in each fiscal year of its existence as a regulated investment company (“RIC”) under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”). The Company began investment activities on November 24, 2010 and completed an initial public offering of its shares of common stock also in November 2010. The Company’s common stock, par value $0.001 per share, is listed and traded on the New York Stock Exchange under the symbol “KMF.” As of March 31, 2015, the Company had issued and outstanding 21,663,136 shares of common stock and had total assets of approximately $1,150 million. As of March 31, 2015, the Company had 4,200,000 shares of preferred stock outstanding. The Company has a fiscal year ending November 30th.

The Company’s investment objective is to provide a high level of total return, with an emphasis on making quarterly cash distributions to stockholders. The Company seeks to achieve its investment objective by investing in a portfolio of companies in the midstream/energy sector with the majority of investments in equity securities of midstream master limited partnerships (“MLPs”) and midstream companies. Under normal market conditions, the Company invests in accordance with the following investment policies:

•	at least 80% of its total assets in securities of companies in the midstream/energy sector;

•	equity securities such as common units, preferred units, subordinated units, general partner interests, common stocks, preferred stocks and convertible securities of MLPs, midstream companies, and other energy companies;

•	up to 25% (or such higher amount as permitted by any applicable tax diversification rules) of its total assets in equity or debt securities of MLPs (excluding securities issued by MLP affiliates);

•	at least 50% of its total assets in securities of midstream MLPs and midstream companies;

•	up to 10% of its total assets in securities of other MLPs;

•	up to 50% of its total assets in unregistered or otherwise restricted securities of companies in the midstream/energy sector;

•

up to 30% of its total assets in debt securities of energy companies, including below investment-grade debt securities, with a maximum of 10% of any such investment invested in unrated debt securities or below investment-grade debt securities that are rated less than “B-” (by Standard & Poor’s or FitchRatings) or “B3” (by Moody’s Investor Services, Inc.) issued by public or private companies; and

•	up to 15% of its total assets in any single issuer.

Unless otherwise stated, all investment restrictions apply at the time of purchase and the Company will not be required to reduce a position due solely to market value fluctuations or transactions by portfolio companies (such as a merger of two portfolio companies). Although the Company may not be required to sell securities due to subsequent changes in value, if those changes cause the Company to have invested less than 80% of its total assets in securities of companies in the midstream/energy sector, it will be required to make future purchases of securities in a manner so as to bring it into compliance with this investment policy.

The Company invests primarily in companies located in North America, but may invest in companies located anywhere in the world. The Company may invest in companies of any market capitalization.

B. The Investment Adviser

KAFA, a Delaware limited liability company, is the Company’s investment adviser. KAFA is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). It provides portfolio management services to institutional investors, including other registered investment companies, pooled investment vehicles other than investment companies, other investment advisers, and insurance companies. As of February 28, 2015, KAFA had client assets under management of approximately $12 billion. KAFA is a subsidiary of Kayne Anderson Capital Advisors, L.P., a leading investor in energy companies.

C. Distribution Policy for Common Stock

The Board of Directors of the Company (the “Board”), including all of the directors who are not “interested persons” as defined in Section 2(a)(19) of the Act (the “Independent Directors”), has proposed the adoption of a formal distribution policy (the “Distribution Policy”) pursuant to which the Company would make regular quarterly distributions to its common stockholders funded generally by its net distributable income (“NDI”) from portfolio investments, as described in more detail below. These regular quarterly distributions under the Distribution Policy could be increased (or decreased) from time to time by approval of a majority of the Independent Directors. The Company expects to distribute all of its investment company taxable income and long-term capital gains by making these regular quarterly distributions and any special distributions that may be necessary from time to time to avoid paying excise taxes and federal income taxes.

Before adopting and implementing the Distribution Policy, the Board, including a majority of the Independent Directors, will perform the following procedures:

(a)	request and evaluate, and KAFA will furnish, such information as is reasonably necessary for the Board to make an informed decision whether to adopt and implement the Distribution Policy; and

(b)	determine that adopting and implementing the Distribution Policy is consistent with the Company’s investment objective and policies and in the best interests of the Company and its stockholders after considering the following factors (among others): (i) the purposes and terms of the Distribution Policy as stated in the Application; and (ii) any potential or actual conflicts of interest that KAFA, any affiliated person of KAFA, or any other affiliated person of the Company may have with respect to the adoption or implementation of the Distribution Policy.

The Board, including a majority of the Independent Directors, will also evaluate the following as part of determining or approving the amount of any distribution in any quarter pursuant to the Distribution Policy:

(a)	the impact of the distribution on the Company’s net asset value (“NAV”) per common share; and

(b)	any reasonably foreseeable material effect on the Company’s long-term total return (change in the market price of its stock plus distributions received) and on the market price of the Company’s common stock in relation to its NAV.

Before implementing the Distribution Policy, the Board, including a majority of the Independent Directors, will adopt policies and procedures in accordance with Rule 38a-1 under the Act that:

(a) are reasonably designed to ensure that all notices required to be sent to Company stockholders pursuant to
Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2.a. below, and that all other written communications by the Company or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3 below; and

(b) require the Company to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Company to form the basis for, or demonstrate the calculation of, the amounts disclosed in its
19(a) Notices.

The records of the actions of the Board will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above. These records will be preserved for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or such longer period as may otherwise be required by law.

As noted above, the Company invests in a portfolio of companies in the midstream/energy sector, particularly in equity securities of midstream MLPs and midstream companies that have an emphasis on making quarterly cash distributions to stockholders. The Company intends to make quarterly distributions funded generally with its NDI. Since inception, the Company has placed significant emphasis on the concept of NDI in the Management’s Discussion section of its stockholder reports and has disclosed in detail the calculations of NDI in those reports. NDI currently includes the amount received as cash or paid-in-kind dividends and distributions from equity securities, interest income from debt securities, commitment fees and other payments on securities owned and net premiums received from the sale of covered call options, less current or anticipated operating expenses (including management fees, other operating expenses and excise taxes, if any) and the Company’s leverage costs (including distributions on preferred stock issued by the Company and excluding non-cash amortization of costs to issue leverage). To permit the Company to maintain a regular quarterly distribution consistent with its Distribution Policy, the Board may cause the Company to distribute more or less than the entire amount of its NDI with respect to a particular period. Any undistributed amount would be available to supplement future distributions and, until distributed, would add to the Company’s NAV.

The Company intends to qualify each year as a RIC under the Code. To maintain its status as a RIC under the Code, the Company must distribute at least ninety percent (90%) of the sum of (i) its investment company taxable income (determined without regard to the deduction for dividends paid), and (ii) any net tax-exempt interest. For this purpose, investment company taxable income includes, among other items, income allocated to it from investments in MLPs, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income, other than any net long-term capital gain, reduced by deductible expenses. Because investment company taxable income does not include long-term capital gains, the Company technically could retain its long-term capital gains and still qualify as a RIC for federal income tax purposes. Retaining its long-term capital gains, however, would cause the Company to suffer other adverse federal income tax consequences and would be contrary to the Company’s public statements that it seeks to make regular distributions of its NDI to its stockholders.

Because the purpose of the Distribution Policy is to permit the Company to distribute over the course of each year (through quarterly distributions) an amount that closely approximates the Company’s total NDI during that year, each distribution would normally be composed of investment company taxable income and, during certain periods, long-term capital gains and return of capital. Because the final tax character of distributions is not known with certainty until after the completion of the relevant fiscal year, distributions declared by the Board during the fiscal year based on its NDI in most years will later be determined to have included long-term capital gains, resulting in multiple distributions of capital gains.

Applicants believe it is in the best interest of the Company and its stockholders to make regular quarterly distributions based on NDI and to allocate a portion of any long-term capital gain to each normal quarterly distribution. An additional reason why the Applicants consider that allocation method to be in the best interest of stockholders is that it would fairly allocate gains, other income and return of capital to stockholders who purchase and sell shares of the Company’s common stock during its tax year rather than holding those shares for the full year.

Accordingly, long-term capital gains will be deemed to be paid on an equal quarterly basis. To the extent that the regular quarterly distributions paid (based on NDI) are not sufficient to distribute the entire amount of long-term capital gains, the Company intends to make a separate long-term capital gains distribution, in addition to its regular periodic distributions, to stockholders3. Except for such extraordinary distributions, which are required for the Company to comply with the distribution requirements of subchapter M of the Code for the taxable year, each distribution on the common stock would be at a constant rate, unless adjusted by the Board. The quarterly distribution rate would not be directly tied to the Company’s performance during any particular quarter, but would be expected to correlate with the Company’s performance over time.

D. Preferred Stock Distribution Policy

The Company currently has outstanding three series of preferred stock. Each series of preferred stock has a specified dividend rate. For example, the Company’s Series C Mandatory Redeemable Preferred Shares, which mature on July 30, 2021, have a fixed dividend rate of 4.06 percent. Although the Applicants do not currently contemplate implementing any other type of periodic payment policy, other than a fixed dividend, for the preferred stock of the Company, they may wish to do so in the future. To retain this flexibility and avoid having to seek additional exemptive relief in the future, the Applicants are requesting relief pursuant to
Section 6(c) of the Act from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Company and each other Fund that may choose to rely on the Order in the future to make periodic long-term capital gain distributions (as defined in
Section 852(b)(3)(C) of the Code) on any series of its preferred stock. Such distributions would be made as often as are specified in or pursuant to the terms of such series so long as the Company or other Fund maintains in effect a distribution policy with regard to such series of its preferred stock, whether such distribution is fixed at the time the preferred shares are initially issued or floating according to the terms of that preferred stock. Dividends on preferred stock issued by the Company or another Fund will include long-term capital gains when distributions on that Fund’s common stock include long-term capital gains.

If the Company or another Fund seeks to implement a periodic distribution policy for a new series of preferred stock in the future, the Board, including a majority of the Independent Directors, will be provided with such information as the Investment Adviser deems reasonably necessary to permit such Board to consider the appropriateness of adopting a specified distribution policy with regard to such preferred stock, including information regarding the purpose and terms of the specified distribution policy, any reasonable foreseeable material effects of such policy on the long-term total return and market price of the Company’s or other Fund’s common stock in relation to its NAV, and information regarding any conflicts of interest the Investment Adviser and the affiliated persons of the Investment Adviser and the Company or other Fund might have with respect to the adoption or implementation of a specified distribution policy with regard to such preferred stock.

[3]	The Company declared a special capital gains distribution on June 25, 2015 in order to avoid federal income tax and the excise tax.

II.

RELIEF REQUESTED

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Code, more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company that is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one “capital gain distribution,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code, plus (iii) one supplemental “cleanup” capital gain distribution otherwise permitted by the rule or pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.

The Company has elected to be treated and to qualify each year as a RIC under the Code. The Company must pay out at least ninety percent (90%) of its investment company taxable income in each fiscal year to maintain its status as a RIC. If the Company does not pay out at least ninety percent (90%) of its investment company taxable income before the end of the fiscal year, it does not qualify as a RIC. To the extent that the Company pays out ninety percent (90%), but less than one hundred percent (100%), of its investment company taxable income, it may avoid income tax on such amount by paying a “spillover” distribution. Under the spillover distribution provisions, the Company may, after the close of the fiscal year, “spillover” all or a portion of that taxable year’s income, and treat such distribution as paid during the taxable year in which the income and gain is recognized, if (1) the spillover distribution is declared prior to the time for filing the fund’s income tax return for such taxable year, and (2) the entire amount of the spillover distribution is distributed (a) within the twelve-month period after the close of the taxable year, and (b) on or before the first distribution of income and gain from the current year. A spillover distribution may be paid in more than one installment so long as these conditions are met.

The Company’s investment strategy is expected to result in low portfolio turnover under normal conditions. The Applicants believe that distributions from the Company could result in conflicts with the provisions of Section 19 and Rule 19b-1 thereunder if the amount of net realized long-term capital gains in a fiscal year should exceed the amount of one regular quarterly distribution on the Company’s common stock plus the limited additional distributions described above. Additionally, the requirements of Rule 19b-1 could force the Company to (i) make a supplemental distribution solely for the purpose of distributing a single long-term capital gain, which conflicts with the objective of the Distribution Policy; or (ii) retain long-term capital gains and pay applicable taxes on such amounts, which diminishes the tax-efficiency objective of the Company. The operation of Rule 19b-1 may also create an incentive for the Company to seek to avoid long-term capital gains for reasons other than investment purposes.

Revenue Ruling 89-81 generally requires that a regulated investment company that has two or more classes of stock must make designations of various types of income in the same proportion that the total distributions distributed to each class for the year bear to the total distributions distributed to all classes of stock for the year. Depending on the amount of long-term capital gains realized in a year, and whether any dividends paid on the preferred stock are required to be designated as long-term capital gains under Revenue Ruling 89-81, distributions on preferred stock could conflict with the provisions of Section 19 and Rule 19b-1.

Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b- 1 thereunder to permit the Company, so long as it maintains in effect a Distribution Policy that is designed to distribute substantially all of its NDI, to distribute periodic long-term capital gains (i) as often as quarterly with respect to regular quarterly distributions on its common stock, (ii) as may be required to avoid federal income taxes and the excise tax, and (iii) as specified by the terms of any outstanding preferred stock, solely for the purpose of complying with the requirements of Revenue Ruling 89-81 or other Internal Revenue Service requirements, to the extent applicable.

III.

JUSTIFICATION FOR THE REQUESTED RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Company and its stockholders.

A. Receipt of the Order would serve stockholder interests.

As discussed above, the Company believes that the Distribution Policy, to be adopted by its Board, would: (i) meet the Company’s objective of providing stockholders with an efficient vehicle for investing in securities issued by companies in the midstream/energy sector, and (ii) meet stockholders’ expectations of receiving distributions comparable to a direct investment in such securities. The Company also believes that NDI is an important measure of the Company’s operating performance. Similar to the portfolio companies in which it invests, the Company transmits quarterly reports to its stockholders. Since inception, the Company has placed significant emphasis on the concept of NDI in the Management’s Discussion section of its stockholder reports and has disclosed in detail the calculations of NDI in such reports. The Company believes that the continuation of its objective to provide stockholders with quarterly cash distributions is an integral part of the Company’s strategy, but that technical compliance with Section 19 and Rule 19b-1 could serve to frustrate this objective. As further discussed below, Applicants do not believe that the Distribution Policy raises the concerns that those provisions were designed to address.

Applicants believe that, in general, the common stockholders of a Fund that would rely on the Order are conservative, distribution-sensitive investors who wish to have a predictable and consistent distribution stream. Common stock of a closed-end fund often trades in the marketplace at a discount to its NAV. In the view of the Applicants, the discount at which a fund’s common stock may trade may be reduced if such fund, consistent with its investment objectives and policies, is permitted to pay more frequent distributions with respect to its common stock at a consistent rate. This approach may require the payment of long-term capital gains distributions more frequently than is permitted under Rule 19b-1 in order to avoid adverse tax consequences.

B. The Company’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns that led to the enactment of Section 19(b) and the adoption of Rule 19b-1 was that stockholders might not be able to distinguish between frequent distributions of long-term capital gains and dividends and other investment income.4 However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from long-term capital gains or return of capital be accompanied by a 19(a) Notice – i.e., a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The ultimate tax characterization is included in the Company’s annual report to stockholders and on its IRS Form 1099-DIV, which is sent to each common and any preferred stockholder receiving distributions during a particular year (including stockholders who have sold shares during the year). The Company has adopted compliance policies that are designed to comply with Section 19 and Rule 19a-1, and will update those policies to include the final conditions of this Order.

Rule 19a-1 and the compliance policies of the Company are designed to ensure that the Company’s stockholders are provided sufficient information to understand that their quarterly distributions are determined by reference to, and are paid primarily from, the Company’s NDI. The Company’s stockholder reports and future offering materials, if any, will clearly disclose that the amount of distributions are determined primarily by reference to NDI. Such disclosures will also make clear that the Company may be deemed to have distributed long-term capital gains as a result of numerous factors, including the tax treatment of distributions received from MLPs and the amount of taxable income recognized from such investments.

In addition, the Company will make the additional disclosures required by the conditions set forth below and has adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to stockholders. Finally, the Company will undertake to request intermediaries to forward 19(a) Notices to their customers and offer to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or staff interpretation.

C. Rule 19b-1, under certain circumstances, gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders.

Rule 19b-1, when applied to a periodic fixed distribution policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid, i.e., inappropriate influence on portfolio

[4]

See Securities & Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”)).

management decisions. However, in the absence of an exemption from Rule 19b-1, periodic distribution policies impose pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1, and (ii) not to realize any net long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the remaining portion of the year (because, as a practical matter, excess gains must be distributed and, accordingly, would not be available to satisfy pay-out requirements in following years), notwithstanding that investment considerations might favor realization of long-term capital gains at different times or in different amounts.

No purpose would appear to be served by the distortion in the normal operation of the Distribution Policy required in order to comply with Rule 19b-1. There is no reason or logic in requiring any fund that adopts or has adopted a Distribution Policy either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the Company’s stockholders) or to avoid designating its distributions of long-term capital gains as capital gain distributions for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the long-term capital gain rates for non-corporate stockholders). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by allowing the Company and related funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D. Other concerns that led to the adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and the adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains distribution (“selling the dividend”), where the distribution would result in an immediate corresponding reduction in net asset value and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Company, which do not continuously distribute shares.

Applicants further believe that the Distribution Policy, which would rely primarily on NDI, does not raise this concern. The Distribution Policy is aimed at matching the Company’s distributions to its NDI over time. The Company invests in energy related MLPs that own fixed assets and generate significant tax depreciation and amortization. As a result, the distributions received from MLPs typically exceed the taxable income generated by those investments. Absent any realized long-term capital gains, the Company would be deemed to make return of capital distributions for federal income tax purposes, although the cash distributed to shareholders closely matches the NDI generated by its investments. If the Company realized long-term capital gains, these gains may be deemed to be distributed by the Company during its quarterly distributions throughout the year, in part as a result of the tax treatment of the distributions received from MLPs and the taxable income recognized from such investments.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectations of investors. The Internal Revenue Code contains a provision providing additional protection against the effects of “selling the dividend” for these investors because any loss attributable to a long-term capital gain (from such a distribution) realized within six months prior to the incurrence of the loss from the sale of the shares will be treated as a long-term capital loss to mitigate the effect of “selling the dividend.”5

E. Further limitations on Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains distributions, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “cleanup” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain distribution made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Revenue Ruling 89-81 under the Code generally requires that a fund that seeks to qualify as a RIC under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has net realized long-term capital gains with respect to a given tax year, the fund must designate the required proportionate share of such capital gains to be included in common and preferred stock distributions. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. For the Company, we expect such distributions to be fixed, and Revenue Ruling 89-81, to the extent applicable, would determine the proportion of such distributions that constitutes the long-term capital gains.

The proposed Order would assist the Company in avoiding these Rule 19b-1 problems.

[5]	See Section 852(b)(4) of the Code.

F. In general.

The relief requested is that the Commission permit the Company to make regular distributions in respect of its common stock quarterly (or more frequently) and in respect of preferred stock, if any, as specified by or determined in accordance with the terms thereof, and for such distributions to include capital gains to the extent described in this Application. Granting this relief would allow the Company the flexibility to continue to meet investor expectations in receiving regular distributions that are based on the distributions received from companies in the midstream/energy sector, including MLPs and midstream companies.

In summary, Rule 19b-1, in the circumstances referred to above, would distort the effective and proper functioning of the Company’s proposed Distribution Policy and would give rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to prevent. These distortions forced by Rule 19b-1 would serve no purpose in the circumstances of the Company described herein and would not be in the best interests of stockholders.

IV.

APPLICANTS’ CONDITIONS

Applicants agree that, with respect to the Company and each other Fund that may in the future seek to rely on the Order, the Order will be subject to the following conditions:

1. Compliance Review and Reporting

The Company’s chief compliance officer will (a) report to the Board, no less frequently than once every three months or at the next regularly scheduled quarterly board meeting, regarding whether (i) the Company and KAFA have complied with the conditions of the Order, and (ii) any material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board with respect to the Company’s compliance with Section 19 and the terms of this Order no less frequently than annually.

2. Disclosures to Company Stockholders

a. Each 19(a) Notice disseminated to the holders of the Company’s common stock, in addition to the information required by Section 19(a) and Rule 19(a)(1):

(1) Will provide, in tabular or graphical format:

(a) the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(b) the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(c) the annualized total return calculated as the change in NAV over the 5-year period (or, if the Company’s history of operations is shorter than five years, the time period commencing immediately following the Company’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution declaration date, assuming reinvestment of distributions under the Company’s distribution reinvestment plan, compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date; and

(d) the cumulative total return calculated as the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution declaration date, assuming reinvestment of distributions under the Company’s distribution reinvestment plan, compared to the fiscal year to date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date.

(e) Such disclosure shall be made in a type size at least as large as and as prominent as the estimate of the sources of the current distribution; and

(2) Will include the following disclosure:

(a) “You should not draw any conclusions about the Company’s investment performance from the amount of this distribution or from the terms of the Company’s Distribution Policy.”;

(b) “The Company estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Company is paid back to you. A return of capital distribution does not necessarily reflect the Company’s investment performance and should not be confused with ‘yield’ or ‘income’”;6 and

(c) “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Company’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Company will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

(d) Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

b. On the inside of the front cover of each report to stockholders under Rule 30e-l under the Act, the Company will:

(1) Describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

[6]	The disclosure in this condition 2.a.(2)(b) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(2) Include the disclosure required by condition 2.a.(2) above;

(3) State, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to the Company’s stockholders; and

(4) Describe any reasonably foreseeable circumstances that might cause the Company to terminate the Distribution Policy and any reasonably foreseeable material effects of such termination.

c. Each report provided to stockholders under Rule 30e-1 under the Act, as well as each prospectus filed with the Commission on Form N-2, will provide the Company’s total return, calculated as the change in NAV assuming reinvestment of distributions under the Company’s distribution reinvestment plan, in the financial highlights table and in any discussion about the Company’s total return.

3. Disclosure to Stockholders, Prospective Stockholders and Third Parties

The Company will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2.a. above, in any written communication (other than a communication on Form 1099), about the Distribution Policy or distributions under the policy by the Company, or agents that the Company has authorized to make such communication on the Company’s behalf, to any Company stockholder, prospective stockholder or third-party information provider. The Company will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2.a. above, as an exhibit to its next filed Form N-CSR. The Company will post prominently a statement on its (or the Investment Adviser’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2.a. above, and maintain such information on such website for at least 24 months.

4. Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Company in nominee name, or otherwise, on behalf of a beneficial owner, the Company: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Company’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the
19(a) Notice to each beneficial owner of the Company’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the
19(a) Notice to such beneficial owners.

5. Additional Board Determinations for Funds Whose Common Stock Trades at a Premium

If:

a. The Company’s common stock has traded on the New York Stock Exchange at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Company’s common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

b. The Company’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Company’s average annual total return calculated as the change in NAV over the 2-year period ending on the last day of such 12-week rolling period, assuming reinvestment of distributions under the Company’s distribution reinvestment plan;

Then:

(1) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Directors:

(a) Will request and evaluate, and the Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(b) Will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Company’s investment objective(s) and policies and is in the best interests of the Company and its stockholders, after considering the information in condition 5.b.(1)(a) above, including, without limitation:

(i)	whether the Distribution Policy is accomplishing its purpose(s);

(ii)	the reasonably foreseeable material effects of the Distribution Policy on the Company’s long-term total return in relation to the market price and NAV of the Company’s common stock; and

(iii)	the Company’s current distribution rate, as described in condition 5.b., compared with the Company’s average annual taxable income or total return over the 2-year period, as described in condition 5.b., or such longer period as the Company’s Board deems appropriate; and

(c) Based upon that determination, will approve the continuation, or continuation after amendment, of the Distribution Policy; and

(2) The Board will record the information it considers, including its consideration of the factors listed in condition 5.b.(1)(b) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. Public Offerings

The Company will not make a public offering of the Company’s common stock other than:

(a)	a rights offering below NAV to holders of the Company’s common stock;

(b)	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Company; or

(c)	an offering other than an offering described in conditions 6(a) and 6(b) above, provided that:

(i)	The Company’s average distribution rate (excluding special distributions made to avoid federal income taxes or excise tax) for the twelve months ending on the last day of the month ended immediately prior to the most recent distribution declaration date,[7] is no more than 1 percentage point greater than the Company’s average annual total return, assuming reinvestment of distributions under the Company’s distribution reinvestment plan for the 5-year period ending on such date;[8] and

(ii)	The transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Company has received a Section 19(b) order to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as four times (or however many times) each year in connection with its regularly quarterly distributions or as otherwise required to avoid federal income taxes and the excise tax, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Company may issue.

7. Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as four times each year.

[7]	If the Company has been in operation fewer than six months, the measured period will begin immediately following the Company’s first public offering.
[8]	If the Company has been in operation fewer than five years, the measured period will begin immediately following the Company’s first public offering.

V.

APPLICABLE PRECEDENT

The Commission has granted or proposed granting relief substantially the same as that sought by this Application on several occasions. See, e.g., In the Matter of Nuveen Real Estate Income Fund and Nuveen Fund Advisors, LLC, Investment Company Act Release Nos. 30883 (Jan. 16, 2014) (notice) and 30913 (Feb. 11, 2014) (order); In the Matter of Royce Focus Trust, et al., Investment Company Act Release Nos. 30447 (April 4, 2013) (notice) and 30499 (April 30, 2013 (order); The Adams Express Company and Petroleum & Resources Corporation, Investment Company Act Release Nos. 30304 (Dec. 13, 2012) (notice) and 30344 (Jan. 8, 2013) (order); In the Matter of Invesco Total Property Market Income Fund, et al., Investment Company Act Release Nos. 30055 (April 26, 2012) (notice) and 30069 (May 22, 2012) (order); Tortoise Power & Energy Infrastructure Fund, Inc., et al., Investment Company Act Release Nos. 29755 (Aug. 16, 2011) (notice) and 29785 (Sept. 12, 2011) (order); The Chile Fund, Inc., et al., Investment Company Act Release Nos. 29167 (March 2, 2010) (notice) and 29195 (March 30, 2010) (order).

VI.

PROCEDURAL COMPLIANCE

At a meeting held on April 1, 2015, the Board adopted the following resolutions authorizing the execution and filing of this Application:

RESOLVED, that the Company is authorized to apply to the Securities and Exchange Commission, pursuant to
Section 6(c) of the Act, for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder permitting the Company to make periodic capital gains distributions on any class of capital stock of the Company in any one taxable year, and make such amendments to such application as the officers of and counsel to the Company deem necessary and appropriate; and

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, acting singly, to execute and cause to be filed the application and any amendments thereto hereinabove authorized in such form as the officer executing the same may approve, his execution thereof to be conclusive evidence of such approval.

By written consent dated July 2, 2015, the Investment Adviser adopted the following resolutions authorizing the execution and filing of this Application:

RESOLVED, that the Investment Adviser is authorized to apply to the Securities and Exchange Commission, pursuant to Section 6(c) of the Act, for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder with respect to the Company and any registered investment companies established in the future and managed by the Investment Adviser, permitting any such registered investment company to make periodic capital gains distributions on any class of its capital stock in any one taxable year, and make such amendments to such application as the managing partners or chief financial officer of and counsel to the Investment Adviser deem necessary and appropriate;

FURTHER RESOLVED, that the managing partners or chief financial officer of the Investment Adviser be, and each of them hereby is, authorized, acting singly, to execute and cause to be filed the application and any amendments thereto hereinabove authorized in such form as the managing partner or chief financial officer executing the same may approve, his execution thereof to be conclusive evidence of such approval; and

FURTHER RESOLVED, that all actions heretofore taken by the managing partners or chief financial officer of the Investment Adviser with respect to the subject matter of the foregoing resolutions is hereby ratified, confirmed and adopted for all purposes; and that the managing partners or chief financial officer of the Investment Adviser are hereby authorized and directed, for and on its behalf, to take or cause to be taken any and all action, to execute and deliver any and all documents, certificates, instructions, requests or other instruments, and to do any and all things that in their judgment may be necessary or advisable to effect each of the resolutions set forth above and to carry out the purposes thereof, and as may be necessary or advisable for the conduct of the business of the Investment Adviser.

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so; that under the provisions of the Articles of Incorporation or the Limited Liability Company Agreement, as applicable, of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its Board of Directors or Managing Partners or Chief Financial Officer, as applicable; and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

These verifications required by Rule 0-2(d) are attached to this Application as Exhibits A and B.

Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

1.	(a)	The address of each of the Applicants is:

811 Main Street, 14th Floor
Houston, Texas 77002

	(b)	Any questions regarding this Application should be directed to:

David A. Hearth
Paul Hastings LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
(415) 856-7007
(415) 856-7107 (fax)

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

VII.

CONCLUSION

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Company from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Company, so long as it maintains in effect the Distribution Policy, to make distributions by reference to NDI as often as quarterly (or other more frequent period that might be provided in the Distribution Policy), including any capital gains distributions, in any one taxable year in respect of its common stock and as often as specified by or determined in accordance with the terms thereof in respect of any preferred stock.

KAYNE ANDERSON MIDSTREAM/ENERGY FUND, INC.

By:	/s/ Terry A. Hart
Name:	Terry A. Hart
Title:	Chief Financial Officer and Treasurer

KA FUND ADVISORS, LLC

By:	/s/ Terry A. Hart
Name:	Terry A. Hart
Title:	Chief Financial Officer

Dated: July 2, 2015

Exhibit A

Verification for Kayne Anderson Midstream/Energy Fund, Inc.

STATE OF TEXAS	)

	)	ss.
COUNTY OF HARRIS	)

The undersigned states that he has duly executed the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for Exemption from Section 19(b) of the Act and Rule 19(b)-1 thereunder dated July 2, 2015 for and on behalf of Kayne Anderson Midstream/Energy Fund, Inc.; that he is the Chief Financial Officer and Treasurer of Kayne Anderson Midstream/Energy Fund, Inc.; and that all action by directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Terry A. Hart
Name:	Terry A. Hart
Title:	Chief Financial Officer and Treasurer

Exhibit B

Verification for KA Fund Advisors, LLC

STATE OF TEXAS	)

	)	ss
COUNTY OF HARRIS	)

The undersigned states that he has duly executed the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for Exemption from Section 19(b) of the Act and Rule 19(b)-1 thereunder dated July 2, 2015 for and on behalf of KA Fund Advisors, LLC; that he is the Chief Financial Officer of KA Fund Advisors, LLC; and that all action by members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Terry A. Hart
Name:	Terry A. Hart
Title:	Chief Financial Officer